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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3) *


                           Darling International Inc.
                           --------------------------
                                (Name of Issuer)


              Common Stock, par value at $0.01 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    237266101
                                    ---------
                                 (CUSIP Number)


                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which the Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 237266101

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
         D. E. Shaw Laminar Portfolios, L.L.C.
         01-0577802

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)                  [ ]
         (b)                  [ ]

   3.    SEC Use Only


   4.    Citizenship or Place of Organization
         Delaware

Number of                 5.    Sole Voting Power
Shares
Beneficially                    -0-
Owned by
Each                      6.    Shared Voting Power
Reporting                       5,579,107
Person With
                          7.    Sole Dispositive Power
                                -0-

                          8.    Shared Dispositive Power
                                5,579,107

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
         5,579,107

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.   Percent of Class Represented by Amount in Row (9)
         8.81%

   12.   Type of Reporting Person (See Instructions)
         OO


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CUSIP No. 237266101

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)                  [ ]
         (b)                  [ ]

   3.    SEC Use Only


   4.    Citizenship or Place of Organization
         Delaware

Number of                 5.    Sole Voting Power
Shares
Beneficially                    -0-
Owned by
Each                      6.    Shared Voting Power
Reporting                       5,579,107
Person With
                          7.    Sole Dispositive Power
                                -0-

                          8.    Shared Dispositive Power
                                5,579,107

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
         5,579,107

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.   Percent of Class Represented by Amount in Row (9)
         8.81%

   12.   Type of Reporting Person (See Instructions)
         IA, PN

CUSIP No. 237266101

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
         D. E. Shaw & Co., L.L.C.
         13-3799946

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)                  [ ]
         (b)                  [ ]

   3.    SEC Use Only


   4.    Citizenship or Place of Organization
         Delaware

Number of                 5.    Sole Voting Power
Shares
Beneficially                    -0-
Owned by
Each                      6.    Shared Voting Power
Reporting                       5,579,107
Person With
                          7.    Sole Dispositive Power
                                -0-

                          8.    Shared Dispositive Power
                                5,579,107

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
         5,579,107

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.   Percent of Class Represented by Amount in Row (9)
         8.81%

   12.   Type of Reporting Person (See Instructions)
         OO

CUSIP No. 237266101

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
         David E. Shaw

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)                  [ ]
         (b)                  [ ]

   3.    SEC Use Only


   4.    Citizenship or Place of Organization
         United States

Number of                 5.    Sole Voting Power
Shares
Beneficially                    -0-
Owned by
Each                      6.    Shared Voting Power
Reporting                       5,579,107
Person With
                          7.    Sole Dispositive Power
                                -0-

                          8.    Shared Dispositive Power
                                5,579,107

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
         5,579,107

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.   Percent of Class Represented by Amount in Row (9)
         8.81%

   12.   Type of Reporting Person (See Instructions)
         IN


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Item 1.

   (a)   Name of Issuer

   (b)   Address of Issuer's Principal Executive Offices

Item 2.

   (a)   Name of Person Filing

   (b)   Address of Principal Business Office or, if none, Residence

   (c)   Citizenship

   (d)   Title of Class of Securities

   (e)   CUSIP Number

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), check whether the person filing is a:

Not Applicable

Item 4.  Ownership.

(a)  Amount beneficially owned:

D. E. Shaw Laminar Portfolios, L.L.C.:            5,579,107 Shares
D. E. Shaw & Co., L.P.:                           5,579,107 Shares
D. E. Shaw & Co., L.L.C.:                         5,579,107 Shares
David E. Shaw:                                    5,579,107 Shares

(b) Percent of class:

D. E. Shaw Laminar Portfolios, L.L.C.:            8.81%
D. E. Shaw & Co., L.P.:                           8.81%
D. E. Shaw & Co., L.L.C.:                         8.81%
David E. Shaw:                                    8.81%

(c) Number of shares to which the person has:

   (i)   Sole power to vote or to direct the vote:

   (ii)  Shared power to vote or to direct the vote:

         D. E. Shaw Laminar Portfolios, L.L.C.:   5,579,107 Shares
         D. E. Shaw & Co., L.P.:                  5,579,107 Shares
         D. E. Shaw & Co., L.L.C.:                5,579,107 Shares
         David E. Shaw:                           5,579,107 Shares

   (iii) Sole power to dispose or to direct the disposition of:

   (iv)  Shared power to dispose or to direct the disposition of:

         D. E. Shaw Laminar Portfolios, L.L.C.:   5,579,107 Shares
         D. E. Shaw & Co., L.P.:                  5,579,107 Shares
         D. E. Shaw & Co., L.L.C.:                5,579,107 Shares
         David E. Shaw:                           5,579,107 Shares


David Shaw does not own any shares directly. By virtue of David Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C., and by virtue of David Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C., David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 5,579,107 shares owned by D.
E. Shaw Laminar Portfolios, L.L.C., constituting 8.81% of the outstanding shares and, therefore, David Shaw may be deemed to be the beneficial owner of such shares. David Shaw disclaims beneficial ownership of such 5,579,107 shares.

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10. Certification

         By signing below, each of D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C., and David Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 5, 2001 granted by David E. Shaw in favor of Stuart Steckler, is attached hereto.

Dated: February 12, 2004


                                       D. E. Shaw Laminar Portfolios, L.L.C.

                                       By: D. E. Shaw & Co., L.L.C., as managing
                                       member

                                           By: /s/ Stuart Steckler
                                               -------------------
                                               Stuart Steckler
                                               Managing Director


                                       D. E. Shaw & Co., L.P.

                                       By: /s/ Stuart Steckler
                                           -------------------
                                           Stuart Steckler
                                           Managing Director


                                       D. E. Shaw & Co., L.L.C.

                                       By: /s/ Stuart Steckler
                                           -------------------
                                           Stuart Steckler
                                           Managing Director


                                       David E. Shaw

                                       By: /s/ Stuart Steckler
                                           -------------------
                                           Stuart Steckler
                                           Attorney-in-Fact for David E. Shaw

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                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:

         Lou Salkind and

         Stu Steckler,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner or managing member of D. E. Shaw & Co., L. P., D.E. Shaw Development, L.P., D. E. Shaw & Co., L.L.C., D. E. Shaw Development, L.L.C., or Attenuon, L.L.C.) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on January 14, 1997, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 5, 2001


DAVID E. SHAW
/s/David E. Shaw
New York, New York